Exhibit 99.1

Xueda Education Group Reports First Quarter 2014 Financial Results

Quarterly New Student sign-ups Increased 9.3% Year-over-Year to 27,744 students

Quarterly Net Revenues per Instructor Increased 4.2% Year-over-Year to $8,260

Quarterly Net Revenues per Square Meter of Learning Center

Increased 3.4% Year-over-Year to $300

BEIJING, May 13, 2014 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced its unaudited financial results for the first quarter ended March 31, 2014.

Financial Highlights for First Quarter 2014

•                  Total net revenues increased by 1.6% to $85.3 million  from $83.9 million for the first quarter 2013.

•                  Gross margin was 28.3%, unchanged from the first quarter in 2013.

•                  Net income attributable to Xueda Education Group was $1.2 million, compared $2.0 million for the first quarter 2013, mainly due to a foreign exchange loss of $3.0 million for the first quarter 2014 compared to a foreign exchange gain of $0.4 million for the first quarter 2013.

•                  Non-GAAP diluted net income1 per ADS attributable to Xueda Education Group was $0.06, compared to $0.05 for the first quarter 2013.

Operational Highlights for the First Quarter 2014

•                  Average hourly course fee increased 8.3% to $32.2 from $29.7 for the first quarter 2013.

•                  Total student number reached 73,749 with new student sign-ups increasing 9.3% to 27,744 from 25,382 for the first quarter 2013.

•                  Total students served of small group tutoring increased 103% to 15,169 from 7,460 for the fourth quarter of 2013.

•                  Net revenues per full-time instructor increased 4.2% to $8,260 from $7,930 for the first quarter 2013.

•                  Net revenues per square meter of learning center increased 3.4% to $300 from $290 for the first quarter 2013.

Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “We began this year with the clear and focused goal to deliver, ‘Healthy Growth and Sustained Profitability.’  In the first quarter, we have set in place key initiatives to achieve this goal, and we are seeing visible progress in each.  Most notably, we led the industry in China with the launch of our cloud-based Smart Tutoring System (“eXueda”) in March 2014 and gained significant momentum with our personalized small group offering.”

Ms. Christine Lu-Wong, Chief Financial Officer of Xueda, added, “I am pleased that the combination of our strategic initiatives enabled us to achieve solid year-over-year growth in renewals and new student sign-ups in the first quarter. I am equally pleased that despite adding a net of 22 new learning centers during the quarter, we largely contained costs and minimized margin pressures.  We also built on the gains established in 2013 by further improving labor and space efficiencies by 4% and 3%, respectively. I believe we are well positioned to deliver on our growth targets for the year, fueled by rising new student sign-ups, improving retention rates, rapidly-growing personalized small group tutoring and our significantly expanded learning center network.”

1  All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

First Quarter 2014 Financial and Operating Results

Total Net Revenues

Total net revenues for the first quarter 2014 increased 1.6% year-over-year to $85.3 million, from $83.9 million for the first quarter 2013. Average hourly course fee for the first quarter 2014 increased 8.3% to $32.2 from $29.7 for the first quarter 2013.

Cost of Revenues

Cost of revenues for the first quarter 2014 increased 1.6% year-over-year to $61.2 million, from $60.2 million for the first quarter 2013.

Gross Profit and Gross Margin

Gross profit for the first quarter 2014 increased 1.6% year-over-year to $24.1 million from $23.7 million for the first quarter 2013. Gross margin for the first quarter 2014 was 28.3%, unchanged from the first quarter 2013. Negating the impact of the 24 new learning centers opened and 2 closed, gross margin for the first quarter 2014 was 29.0%.

•                  Teaching staff cost for the first quarter 2014 increased to 51.0% of total net revenues, from 50.7% for the first quarter 2013.

•                  Rental cost for the first quarter 2014 increased to 12.2% of total net revenues, from 11.9% for the first quarter 2013.

•                  Depreciation costs for the first quarter 2014 decreased to 3.8% of total net revenues, from 4.3% for the first quarter 2013.

•                  Other costs in cost of sales for the first quarter 2014 decreased to 4.7% of total net revenues, from 4.8% for the first quarter 2013.

•                  Net revenues per full-time instructor for the first quarter 2014 increased 4.2% to $8,260, from $7,930 for the first quarter 2013.

•                  Net revenues per square meter of learning center for the first quarter 2014 increased 3.4% to $300, from $290 for the first quarter 2013.

Operating Expenses

Total operating expenses for the first quarter 2014 were $23.8 million, compared to $22.0 million for the same period in 2013.  Total operating expenses for the first quarter 2014 comprised 28.0% of total net revenues, compared to 26.3% for the first quarter 2013. Total non-GAAP operating expenses for the first quarter 2014 were $21.0 million, unchanged from the same period in 2013.  Total non-GAAP operating expenses for the first quarter 2014 comprised 24.6% of total net revenues, compared to 25.0% for the first quarter 2013.

General and administrative expenses for the first quarter 2014 were $15.3 million, compared to $13.4 million for the same period in 2013.  General and administrative expenses for the first quarter 2014 accounted for 18.0% of total net revenues, compared to 16.0% for the first quarter 2013. The increase was largely attributable to a foreign exchange loss of $3.0 million for the first quarter 2014 compared to a foreign exchange gain of $0.4 million for the first quarter 2013.  Non-GAAP general and administrative expenses for the first quarter 2014 were $12.5 million, compared to $12.4 million for the same period in 2013.  Non-GAAP general and administrative expenses for the first quarter 2014 accounted for 14.7% of total net revenues, unchanged from the first quarter 2013.

Sales and marketing expenses for the first quarter 2014 were $8.5 million, compared to $8.7 million for the same period in 2013. Sales and marketing expense for the first quarter 2014 represented 10.0% of total net revenues, compared to 10.3% for the first quarter 2013.

Operating Income

Operating income for the first quarter 2014 was $302 thousand, compared to $1.7 million for the first quarter 2013. Non-GAAP operating income for the first quarter 2014 was $3.1 million, compared to $2.7 million for the first quarter 2013.

Net Income and Net Income per ADS

Net income attributable to Xueda Education Group for the first quarter 2014 was $1.2 million, compared to $2.0 million for the first quarter 2013. Diluted net income attributable to Xueda Education Group per ADS for the first quarter 2014 was $0.02 per ADS, compared to $0.03 per ADS for the first quarter 2013.

Non-GAAP net income attributable to Xueda Education Group for the first quarter 2014 was $4.0 million, compared to $3.0 million for the first quarter 2013. Non-GAAP diluted net income attributable to Xueda Education Group per ADS for the first quarter 2014 was $0.06 per ADS, compared to $0.05 per ADS for the first quarter 2013.

Cash Flow

Net operating cash inflow for the first quarter 2014 was $17.1 million, compared to $23.8 million for the first quarter 2013.  The decrease in net operating cash inflow was largely attributed to the payment of 2013 performance bonus awards and reduced cash collections. Capital expenditures for the first quarter 2014 were $3.4 million, compared to $2.4 million for the first quarter 2013.  The increase in capital expenditures was attributed to the net addition of 22 new learning centers in the first quarter 2014, compared to the net addition of 6 new learning centers in the first quarter 2013.

Cash and Short-term Investment

As of March 31, 2014, the Company had cash, cash equivalents and short-term investments totaling $220.5 million (net of dividends payable), compared to $246.7 million as of December 31, 2013.

Business Outlook

For the second quarter 2014, the Company currently expects:

•                  Net revenue to be at least $120.4 million, an increase of at least 5.0% from the same quarter of the previous year.

•                  Non-GAAP diluted net income attributable to Xueda Education Group per ADS to be at least $0.30, representing a year-over-year growth of at least 7.1%, based on the exchange rate of US$1.00 = RMB6.23. This estimate assumes an effective income tax rate of 20% on non-GAAP income before income tax and weighted average diluted ADSs of 67.6 million.

For the full-year 2014, the Company currently expects:

•                  Net revenues to be at least $394 million, an increase of at least 13.5% from the previous year.

•                  Non-GAAP diluted net income attributable to Xueda Education Group per ADS to be at least $0.42, compared to $0.32 from the previous year, representing a year-over-year EPS growth of at least 31%.  This estimate assumes an effective income tax rate of 20% on non-GAAP income before income tax and weighted average diluted ADSs of 67.9 million.

The above guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Privately-Negotiated Share Repurchase

During the first quarter 2014, the Company and some members of its senior management jointly offered and repurchased or purchased 12 million unregistered ordinary shares of the Company from a co-founder and certain pre-IPO investors, including 2 million unregistered ordinary shares (equivalent to 1 million ADSs) from Mr. Jinbo Yao, co-founder of Xueda, and 4 million and 6 million unregistered ordinary shares, respectively (equivalent to 2 million and 3 million ADSs, respectively), from CDH Xueda Limited and Warburg Pincus, LLC, the Company’s pre-IPO venture capital investors.

The privately negotiated aggregate price for the repurchases and purchases was approximately $31.1 million. The Company’s Board of Directors approved approximately $29.6 million from the Company’s available working capital to repurchase approximately 11.4 million ordinary shares (equivalent to 5.7 million ADSs), which the Company has retired from its outstanding shares. Concurrently, certain members of the Company’s senior management, including its Chief Executive Officer, Mr. Xin Jin, and Chief Financial Officer, Ms. Christine Lu-Wong, among others, used their personal funds of approximately $1.5 million to purchase approximately 0.6 million ordinary shares (equivalent to 280 thousand ADSs).

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

Xueda will hold a corresponding conference call and live webcast at 8:00 p.m. EDT on Tuesday, May 13, 2014 (which corresponds to 5:00 p.m. PDT on Tuesday, May 13, 2014 and 8:00 a.m. Beijing/Hong Kong Time on Wednesday, May 14, 2014) to discuss the results and answer questions from investors. Listeners may access the call by dialing:

US Toll Free:	1-866-519-4004
International Toll:	65-6723-9381
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll:	800-819-0121
China Toll (Mobile):	400-620-8038
Conference ID:	35338302

The conference call will be available live via webcast on the Investors section of Xueda’s website at http://ir.xueda.com. The archive replay will be available on Xueda’s website shortly after the call.

A replay of the conference call may be accessed through May 22, 2014 by dialing:

US Toll Free:	1-855-452-5696
International Toll:	61-2-8199-0299
Conference ID:	35338302

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	March 31, 2014	December 31, 2013
		(Note)
Current assets:
Cash and cash equivalents	$159,994	$117,063
Short-term investments	70,359	129,619
Prepaid expenses and other current assets	12,704	16,642
Amounts due from related parties	2,483	2,631
Deferred tax assets-current	6,050	6,139
Total current assets	251,590	272,094

Property and equipment, net	33,461	34,826
Rental deposits	4,774	4,807
Goodwill	874	897
Long-term investments	14,478	15,197
Other non-current assets	3,771	3,797
Total assets	$308,948	$331,618

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue-current (including deferred revenue of the consolidated VIE without recourse to the Company of $111,198 and $103,871 as of March 31, 2014 and December 31, 2013, respectively)	111,198	103,871
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $29,978 and $29,993 as of March 31, 2014 and December 31, 2013, respectively)	30,180	35,275
Dividends payable (including dividends payable of the consolidated VIE without recourse to the Company of nil and nil as of March 31, 2014 and December 31, 2013, respectively)	9,865	—
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $7,991 and $8,675 as of March 31, 2014 and December 31, 2013, respectively)	8,400	9,383
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of nil and nil as of March 31, 2014 and December 31, 2013, respectively)	347	347

Total current liabilities	159,990	148,876
Deferred revenue-noncurrent (including deferred revenue of the consolidated VIE without recourse to the Company of $31,914 and $29,983 as of March 31, 2014 and December 31, 2013, respectively)	31,914	29,983
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of nil and nil as of March 31, 2014 and December 31, 2013, respectively)	173	260

Total liabilities	192,077	179,119

Total Xueda Education Group Shareholders’ equity	116,561	152,387
Noncontrolling interests	310	112
Total equity	116,871	152,499
Total liabilities and equity	$308,948	$331,618

Note: The above financial information as of December 31, 2013 is derived from Xueda Education Group’s audited financial statements for the year ended December 31, 2013.

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US Dollars, except number of ADSs and per ADS data)

	Three Months Ended March 31,
	2014	2013

Net revenues	$85,254	$83,901
Cost of revenues(1)	(61,159)	(60,181)
Gross profit	24,095	23,720

Operating expenses
General and administrative(1)	(15,305)	(13,387)
Selling and marketing(1)	(8,488)	(8,659)
Total operating expenses	(23,793)	(22,046)
Income from operations	302	1,674
Interest income	1,466	1,559
Income before income tax expenses	1,768	3,233
Income tax expenses	(433)	(1,046)

Net income	1,335	2,187
Net income attributable to noncontrolling interests	(179)	(170)
Net income attributable to Xueda Education Group	1,156	2,017

Net income attributable to Xueda Education Group per ADS:
Basic	0.02	0.03
Diluted	0.02	0.03

Weighted average ADS numbers used in calculating net income attributable to Xueda Education Group per ADS:
Basic	66,725,157	65,260,387
Diluted	68,510,561	65,410,862

(1)Includes the following amounts of share-based compensation expenses, including those nonvested shares vested to settle performance bonus awards, for the periods indicated:

	Three Months Ended March 31,
	2014	2013
Share-based compensation expenses included in:
Cost of revenues	$4	$1
Selling and marketing expenses	6	1
General and administrative expenses	2,805	1,030
Total	$2,815	$1,032

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of US Dollars)

	Three Months Ended March 31,
	2014	2013
Net income	$1,335	$2,187
Other comprehensive loss, net of tax	(1,001)	(265)
Total comprehensive income	$334	$1,922
Comprehensive income attributable to non-controlling interests	(198)	(171)
Total comprehensive income attributable to Xueda Education Group	$136	$1,751

Xueda Education Group

UNAUDITED RECONSILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of US Dollars, except number of ADS and per ADS data )

	Three Months Ended March 31,
	2014	2013

Cost of revenues	$(61,159)	$(60,181)
Share-based compensation expense included in cost of revenues	4	1
Non-GAAP cost of revenues	(61,155)	(60,180)

General and administrative expenses	(15,305)	(13,387)
Share-based compensation expense included in general and administrative expenses	2,805	1,030
Non-GAAP general and administrative expenses	(12,500)	(12,357)

Selling and marketing expenses	(8,488)	(8,659)
Share-based compensation expense included in selling and marketing expenses	6	1
Non-GAAP selling and marketing expenses	(8,482)	(8,658)

Total operating expenses	(23,793)	(22,046)
Share-based compensation expenses	2,811	1,031
Non-GAAP total operating expenses	(20,982)	(21,015)

Total cost of revenues and operating expenses	(84,952)	(82,227)
Share-based compensation expenses	2,815	1,032
Non-GAAP cost of revenues and operating expenses	(82,137)	(81,195)

Gross profit	24,095	23,720
Share-based compensation expenses	4	1
Non-GAAP gross profit	24,099	23,721

Income from operations	302	1,674
Share-based compensation expenses	2,815	1,032
Non-GAAP income from operations	3,117	2,706

Net income attributable to Xueda Education Group	1,156	2,017
Share-based compensation expenses	2,815	1,032
Non-GAAP net income attributable to Xueda Education Group	3,971	3,049

Non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	0.06	0.05
Diluted	0.06	0.05

Weighted average ADS numbers used in calculating non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	66,725,157	65,260,387
Diluted	68,510,561	65,410,862